SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1999

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from              to             .
                                        ------------    ------------
Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            Halliburton Savings Plan
                               4100 Clinton Drive
                              Building 1, Room 130
                                Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Savings Plan:


                  Financial Statements and Schedule
                  ---------------------------------

                  Report of Independent Public Accountants - Arthur Andersen LLP

                  Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

                  Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

                  Notes to Financial Statements

                  Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999

                  Exhibit
                  -------

                  Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  June 28, 2000





                                           By /s/ Steven E. Russell
                                              ----------------------------
                                                  Steven E. Russell,
                                                  Chairman, Benefits Committee

Halliburton Savings Plan

Financial Statements
As Of December 31, 1999 And 1998,
And Supplemental Schedule
As Of December 31, 1999

Together With Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
Halliburton Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             ARTHUR ANDERSEN LLP




Dallas, Texas,
    June 16, 2000

                            HALLIBURTON SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998



                                                         1999               1998
                                                    -------------     -------------
ASSETS:
   Cash                                             $       108       $      -
   Company contributions receivable                       6,138             6,243
   Plan participants' contributions receivable           79,552             1,273
   Participation in Master Trust, at fair value      24,377,567              -
   Investments in mutual funds, at fair value              -            1,821,433
   Investments, at contract value                          -              734,820
   Halliburton Company stock fund                          -              861,087
   Participant loans                                  1,056,044            35,854
                                                    -------------     -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS              $25,519,409       $ 3,460,710
                                                    =============     =============



   The accompanying notes are an integral part of these financial statements.


                            HALLIBURTON SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


ADDITIONS:
     Contributions-
         Company                                                 $     171,074
         Plan participants                                           3,065,078
         Transfers from other plans                                 17,423,646

     Investment activity-
         Allocation of Master Trust net investment activity          1,946,566
         Interest and dividends                                         19,510
         Net appreciation in fair value of investments                 298,527
         Interest on loans to participants                              50,096
                                                                 ---------------

                  Total additions                                   22,974,497

DEDUCTIONS:
     Benefits paid to participants                                    (874,009)
     Administrative expenses                                           (41,789)
                                                                 ---------------
                  Total deductions                                    (915,798)
                                                                 ---------------

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS              22,058,699

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     Beginning of year                                               3,460,710

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     End of year                                                 $  25,519,409
                                                                 ===============


    The accompanying notes are an integral part of this financial statement.

                            HALLIBURTON SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1.   DESCRIPTION OF THE PLAN:

The Halliburton Savings Plan (the "Plan") is a defined contribution plan for certain qualified employees of Halliburton Company and certain subsidiaries (the "Company"). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

Plan Mergers

Effective April 1, 1999, the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. merged with the Plan. On the same date, certain balances of participants in the Dresser Industries, Inc. Union Plan transferred to the Plan.

Operations

Eligibility

Certain employees of the Company are eligible for participation in the Plan upon completion of three months of service.

Contributions

Participants may elect to contribute to the tax deferred savings and/or after tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 15% of the participant's eligible earnings of up to $160,000; the total amount of participant tax deferred savings contributions is limited to $10,000. The Company makes matching contributions to certain groups of participants based on separate formulas set forth in the Plan document.

Cash Accounts

The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions to the Plan.

Investment Elections

Prior to April 1, 1999, the Plan provided several investment options including multiple mutual funds, an investment contract fund and the Halliburton Company Stock Fund. Effective April 1, 1999, contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the "Master Trust," see Note 3). One of the investment funds invests primarily in Halliburton Company stock (the "HSF"). Participants' contributions to the HSF are limited to 15% of their total contributions. The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at any time. Loans bear interest at the current prime rate plus one percent as published in the Wall Street Journal. Loans must be repaid within five years (ten years for primary residence loan) through payroll deductions. Loans are collateralized by the participant's account balance.

Vesting

Participants' contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants become fully vested in matching contributions and the earnings thereon upon the completion of five years of service. Participants who terminate before becoming vested forfeit the nonvested portion of their account balance unless they are rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 1999, total forfeitures were $363; forfeitures were not used to reduce Company contributions during 1999.

Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, or due to disability or death. Certain participant balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plans are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

Administration

At December 31, 1999, State Street Bank and Trust Company ("State Street") was the Plan's trustee and Hewitt Associates was the recordkeeper. Prior to April 1, 1999, the assets of, and recordkeeping related to, the Plan were the responsibility of Vanguard Fiduciary Trust Company.

Investment Earnings

Investment earnings on participants' accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Prior to April 1, 1999, the Plan's investments in mutual funds were stated at fair value, except for its investment contract, which was valued at contract value and Halliburton Company stock. Shares of mutual funds were valued at quoted market prices. Halliburton Company stock was valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash). The investment contract is included in the financial statements at contract value, which approximates fair value. The average yield for the investment contract was 5.92% and 6.20% for 1999 and 1998, respectively. The crediting interest rate was 6.56% and 6.19% for 1999 and 1998, respectively. At December 31, 1998, there was no valuation reserve recorded to adjust contract amounts, since contract amounts approximated fair market value amounts.

Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date.

Allocation of Master Trust Net Investment Activity

The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain (loss) from investments sold, change in the unrealized net gain (loss) on investments, dividend income, and interest income of the Master Trust.

Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the plan assets at the discretion of the plan administrator and in accordance with the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

On September 15, 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs by investment option and certain other previously required disclosures. The Plan adopted the SOP in 1999. As a result, certain disclosures related to 1998 amounts have been conformed to the presentation permitted by the SOP.

3.   MASTER TRUST:

At December 31, 1999, assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into thirteen funds in which the plans may participate. The Plan participates in eleven of these funds. The combination of the plans' assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received.

All investment transactions are accounted for on the trade-date basis in accordance with generally accepted accounting principles. The Master Trust investment activity is included in the summary statements below.

The following are the statements of net assets as of December 31, 1999 and 1998, and the statement of changes in net assets of the Master Trust for the year ended December 31, 1999 (dollar amounts in thousands):

      Statements of Net Assets                                  1999              1998
      ------------------------                             --------------     -------------
         Cash and equivalents                              $   376,319        $   253,263
         Receivables                                            62,024             26,866
         Asset-backed investment contracts                      10,564            (50,451)
         U.S. corporate and government bonds and notes       1,837,434          1,655,675
         Non-U.S. bonds and notes                              189,126            179,940
         Non-U.S. stock                                        645,146            523,663
         Halliburton Company stock                             178,766            103,024
         Insurance investment contracts                         46,557             36,141
         Pooled equity index funds                              12,142               -
         Other U.S. stock                                    1,432,116          1,261,302
         Pooled bond funds                                      20,290             62,751
         Real estate related investments                         5,395                130
         Investment in mutual funds                            629,697               -
         Payables                                             (219,308)          (128,586)
                                                           --------------     -------------

         Net assets of the Master Trust                    $ 5,226,268        $ 3,923,718
                                                           ==============     =============

         Plan dollar value interest                        $    24,378        $      -
                                                           ==============     =============

         Plan percent interest                                      .5%              -
                                                           ==============     =============


      Statement of Changes in Net Assets                              1999
      ----------------------------------                         -------------
         Participating plans' net assets, beginning of year      $ 3,923,718

         Net realized gain                                           256,236
         Net change in unrealized gain                               124,796
         Net investment income                                       180,833
         Receipts from participating plans                         3,213,939
         Withdrawals by participating plans                       (2,473,254)
                                                                 -------------

         Participating plans' net assets, end of year            $ 5,226,268
                                                                 =============


      Net Appreciation (Depreciation) by Type                  1999
      ---------------------------------------              ------------
       Cash and equivalents                                $    (231)
       U.S. corporate and government bonds and notes         (38,906)
       Non-U.S. bonds and notes                                7,389
       Non-U.S. stock                                        144,510
       Other U.S. stock                                      234,011
       Halliburton Company stock                              39,878
       Pooled equity index funds                              (9,681)
       Investment in mutual funds                              9,253
       Other investments                                      (5,191)
                                                           ------------

       Total appreciation                                  $ 381,032
                                                           ============

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

4.   INVESTMENTS:

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                                1999               1998
                                                           --------------     --------------
         Participation in Master Trust, at fair value-
              S&P 500 Index Fund                           $  1,711,088       $     -
              Fixed Investment Fund                           3,116,300             -
              Balanced Fund                                   3,477,573             -
              Halliburton Company Stock Fund                  1,449,783             -
              Large Cap Value Equity Fund                     1,522,408             -
              Large Cap Value Growth Equity Fund             12,363,899             -

         Investments in mutual funds, at fair value-
              Davis New York Venture Fund                          -             242,567
              Vanguard 500 Index                                   -             461,271
              Vanguard Windsor II Fund                             -             799,212
              Other                                                -             354,237

         Investments, at contract value-
              Stable Value Fund                                    -             734,820

         Halliburton Company Stock Fund, at fair value             -             861,087

5.   TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated October 8, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC.

6.   RELATED-PARTY TRANSACTIONS:

State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties-in-interest.

7.   SUBSEQUENT EVENT:

On April 25, 2000, the Company approved plans to divest certain business operations by which some participants of the Plan are employed. The impact of any such divestiture on the Plan has not been determined.


                            HALLIBURTON SAVINGS PLAN


          SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                                 EIN: 75-2677995

                                   PLAN #: 145



 (a)                     (b)                                          (c)                              (e)
             Identity of Issue, Borrower,                                                            Current
               Lessor, or Similar Party                    Description of Investment                  Value
------   -------------------------------------     -----------------------------------------     --------------
  *      State Street Bank and Trust Company       Cash                                          $        108

  *      Halliburton Company Employee              Investment in Net Assets of Halliburton
            Benefit Master Trust                      Company Employee Benefit Master Trust        24,377,567

  *      Participant Loans                         Loans issued at interest rates between
                                                      6% and 13%                                    1,056,044


*  Column (a) indicates each identified person/entity known to be a party-in-interest.


This supplemental schedule lists assets held for investment purposes at December 31, 1999, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.